UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

May 12, 2004
Date of Report (Date of earliest event reported)

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	0-13163	71-0581897
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	72203-8180
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: 501-342-1000

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits

99.1 Press Release dated May 12, 2004

ITEM 9. REGULATION FD DISCLOSURE.

See Item 12. Results of Operations and Financial Condition.

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On May 12, 2004, Acxiom Corporation (the "Company") issued a press release announcing the results of its financial performance for the quarter and fiscal year ending March 31, 2004. The Company will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The Company's press release, including the Financial Road Map, and other communications from time to time include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the Company's financial statements.

The attached press release utilizes a measure of free cash flow. Free cash flow is defined as operating cash flow less cash used by investing activities excluding the impact of investments in joint ventures and other business alliances and cash paid and/or received in acquisitions and dispositions. The Company's management believes that while free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, it nevertheless provides a useful measure of liquidity for assessing the amount of cash available for general corporate and strategic purposes after funding operating activities and capital expenditures, capitalized software expenses, and deferred costs.

In addition, return on invested capital, also included in the attached press release, is a non-GAAP financial measure. Management defines "return on invested capital" as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] times an 8% implied interest rate on the leases. Average invested capital is defined as the trailing 4 quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases. Management believes that return on invested capital is useful because it provides investors with additional useful information for evaluating the efficiency of the Company's capital deployed in its operations. Return on invested capital does not consider whether the business is financed with debt or equity, but rather calculates a return on all capital invested in the business. Return on invested capital includes the present value of future payments on operating leases as a component of the denominator of the calculation, and adjusts the numerator of the calculation for the implied interest expense on those operating leases, in order to recognize the fact that the Company finances portions of its operations with leases instead of using either debt or equity.

The non-GAAP financial measures used by the Company in the attached press release may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 12, 2004


ACXIOM CORPORATION

By: /s/ Jefferson D. Stalnaker
Name: Jefferson D. Stalnaker
Title: Financial Operations Leader
           (principal financial and accounting officer)


EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company dated May 12, 2004.



#1 Information Way
P.O. Box 8180
Little Rock, AR 72203-8180
www.acxiom.com

For more information, contact:
Robert S. Bloom
Financial Relations Leader
Acxiom Corporation
(501) 342-1321
EACXM

Acxiom® Reports Fourth-Quarter, Fiscal-Year Results

Q4 EPS in line with estimates; revenue and cash flow exceed estimates

LITTLE ROCK, May 12, 2004 - Acxiom® Corporation (Nasdaq:ACXM) today reported revenue and earnings for the fourth quarter of fiscal 2004 that were in line with the expectations the Company announced March 31, 2004. As projected, revenue of $277.8 million exceeded the previously estimated range of $265 million to $270 million, and diluted earnings per share of $.17 were within the previously estimated range of $.16 to $.18. Operating cash flow of $82.6 million was a record quarterly performance for the Company. Free cash flow of $57.5 million exceeded the previously estimated range of $25 million to $30 million.

This year's fourth-quarter earnings include: a pre-tax charge of approximately $4 million associated with severance costs related to the workforce reduction in the fourth quarter; pre-tax charges of $10.9 million associated with write-downs; and an after-tax benefit of $9.6 million associated with a one-time reduction in income tax expense. The impact on earnings per share of the pre-tax charges of $14.9 million was approximately offset by the after-tax benefit of the $9.6 million reduction in income tax.

Fiscal 2004 revenue of $1.011 billion and diluted earnings per share of $.64 compare to $958 million in revenue and $.24 in diluted EPS in fiscal 2003. Acxiom will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com.

"We are pleased with our Q4 performance and particularly our cash flow, which continues to exceed our expectations," Company Leader Charles D. Morgan said. "We believe that this performance reflects the growing strength of our business, and we're also very encouraged with the progress we're making with three other critical initiatives: integrating our two European acquisitions into Acxiom's business; rolling out our new Customer Information Infrastructure grid-based solutions; and transitioning to our new organizational structure, which was designed to help us better serve clients and take advantage of our newer technologies."

Highlights of Acxiom's fourth quarter include:
- Revenue of $277.8 million, up 16 percent from $239.5 million in the same quarter a year ago.
- Diluted earnings per share of $.17 compared to a loss per share of $.27 in the fourth quarter last year.

- Operating cash flow of $82.6 million, a record performance for the Company.
- Free cash flow of $57.5 million, marking the 11th consecutive quarter of strong free cash flow.
- New contracts that will deliver $26 million in incremental annual revenue and renewals that are expected to generate $38 million in annual revenue.
- Committed new deals in the pipeline that are expected to add, when closed, $58 million in annual revenue.

Highlights of Acxiom's fiscal 2004 include:
- Revenue of $1.011 billion, up 5.5 percent from $958 million a year ago.
- Diluted earnings per share (EPS) of $.64 compared to $.24 in fiscal 2003.
- Operating cash flow of $259.9 million.
- Free cash flow of $187.8 million.
- New contracts that will contribute an annual value of $107 million.
- Contract renewals that will generate $90 million in annual revenue.
- The completion of the acquisitions of Claritas Europe and the Consodata operations in the UK, France and Spain. (The acquisition of Consodata Germany was completed April 13.)
- Signing a strategic partnership with Accenture to help clients in the retail financial services, telecommunications, consumer products and government sectors better use customer information to improve business results.
- The initiation of the first quarterly cash dividend in the Company's history.
- A Company stock buyback program that included the purchase of approximately 4.4 million shares for approximately $64.5 million in the fiscal year.

In the fourth quarter, Acxiom completed new contracts with several large companies, including General Motors, Bank One Corporation, Cingular Wireless and Sonoco, and renewed its long-term contract with Deluxe Corporation. Since the close of the quarter, the Company has partnered with Accenture to close a deal with a major pharmaceutical company.

Fiscal 2004 Recognition
In fiscal 2004 Acxiom:
- Was named to the "DM Review 100" list for the fourth consecutive year. The annual list ranks the top 100 vendors of business intelligence, analytic applications and customer relationship management products.
- Received the Gold SMART Award for "Best Marketing Database Software" from British business magazine *Direct Response*, the second year in a row Acxiom has won a gold SMART Award.
- Was named to *Software* magazine's "Software 500" ranking for the third consecutive year.
- Was selected as a finalist for the 2004 American Business Award in the "Most Innovative Company" category for its development of one of the first grid computing systems for use in large commercial applications.
- Also, Charles Morgan, Acxiom's company leader, was inducted into the Arkansas Business Hall of Fame.

Financial Road Map
For the fiscal year ended March 31, 2005 and thereafter, the Company's expectations will be communicated in a new format. The Financial Road Map was introduced on March 31, 2004 and includes a chart summarizing the one-year and long-term goals as well as an explanation of the assumptions and definitions that accompany these goals. This Financial Road Map is attached and supercedes all previous guidance issued by the Company.

The financial projections stated today are based on the Company's current expectations. These projections are forward looking, and actual results may differ materially. These projections do not include the potential impact of any mergers, acquisitions, divestitures or other business combinations that may be completed in the future.

About Acxiom
Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and Japan.

This release (including the Financial Road Map) and the scheduled conference call include a discussion of non-GAAP financial measures. Whenever the Company reports non-GAAP financial measures, there is a reconciliation to the comparable GAAP measure attached to the press release.

This release and today's conference call contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Such statements include but are not necessarily limited to the following: that the projected revenue, operating margin, return on assets and return on invested capital, operating cash flow and free cash flow, borrowings and dividends referred to in the Financial Road Map will be within the estimated ranges; that the business pipeline and our current cost structure will allow us to continue to meet or exceed revenue, cash flow and other projections; that new contracts and contract renewals will generate the indicated amounts of revenue; that we have committed new deals in the pipeline that are expected to deliver the indicated amounts; that we are well positioned for success going forward; that future results will be within the indicated ranges; that new products and services will produce the expected results.

The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: The possibility that certain contracts may not be closed, or may not be closed within the anticipated time frames; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that negative changes in economic or other conditions might lead to a reduction in demand for our products and services; the possibility that the recovery from the previous three years' economic slowdown may take longer than expected or that economic conditions in general will not be as expected; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the possibility that we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations; the possibility that we won't be able to properly motivate our sales force or other associates; the possibility that we won't be able to achieve cost reductions and avoid unanticipated costs; the possibility that we won't be able to continue to receive credit upon satisfactory terms and conditions; the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies; the possibility that we may be subjected to pricing pressure due to market conditions and/or competitive products and services; the possibility that there will be changes in consumer or business information industries and markets; the possibility that we won't be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the possibility that we may encounter difficulties when entering new markets or industries; the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting our business, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data; the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services; the possibility that we may enter into short-term contracts which would affect the predictability of our revenues; the possibility that the amount of ad hoc, volume-based and project work will not be as expected; the possibility that we may experience a loss of data center capacity or interruption of telecommunication links or power sources; the possibility that postal rates may increase, thereby leading to reduced volumes of business; the possibility that our clients may cancel or modify their agreements with us; the possibility that the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted; the possibility that the integration of our recently acquired businesses may not be successful; and the possibility that we may be affected by other competitive factors.

With respect to the Financial Road Map exhibit, all of the above factors apply, along with the following which were assumptions made in creating the Financial Road Map: that the U.S. and global economies will continue to improve at a moderate pace, that global growth will continue to be strong and that globalization trends will continue to grow at an increasing pace; relating to Operating Margin, that 1) Acxiom's computer and communications related expenses will continue to fall as a percentage of revenue, 2) that the Customer Information Infrastructure (CII) grid-based environment Acxiom has begun to implement will continue to be implemented successfully over the next 3-4 years and that the new CII infrastructure will continue to provide increasing operational efficiencies, 3) that the recent acquisitions of Claritas Europe and Consodata Europe will be successfully integrated and that significant efficiencies will be realized from this integration; relating to Operating Cash Flow and Free Cash Flow, that sufficient operating and capital lease arrangements will continue to be available to the Company to provide for the financing of most of its computer equipment and that software suppliers will continue to provide financing arrangements for most of the software purchases; relating to Revolving Credit Line Balance, that free cash flow will meet expectations and that the Company will continue to use free cash flow to pay down bank debt, buy back stock and fund dividends; relating to Annual Dividends, that the Board of Directors will continue to approve quarterly dividends and will vote to increase dividends over time; relating to Diluted Shares, that the Company will meet its cash flow expectations and that potential dilution created through the issuance of stock options and warrants will be mitigated by continued stock repurchases in accordance with the Company's stock repurchase program.

With respect to the provision of products or services outside our primary base of operations in the U.S., all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations. Other factors are detailed from time to time in our periodic reports and registration statements filed with the United States Securities and Exchange Commission. We believe that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast. We undertake no obligation to update the information contained in this press release, including the Financial Road Map or any other forward-looking statement.

Acxiom is a registered trademark of Acxiom Corporation.

###

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Three Months Ended March 31,	
	2004	2003
Revenue	277,837	239,459
Operating costs and expenses:		
Salaries and benefits	95,914	85,988
Computer, communications and other equipment	70,465	100,686
Data costs	37,480	28,584
Other operating costs and expenses	47,116	50,124
Gains, losses and nonrecurring items, net	4,863	62
Total operating costs and expenses	255,838	265,444
Income (loss) from operations	21,999	(25,985)
Other income (expense):		
Interest expense	(4,911)	(6,280)
Other, net	(7,153)	(7,830)
	(12,064)	(14,110)
Earnings (loss) before income taxes	9,935	(40,095)
Income taxes	(5,984)	(16,334)
Net earnings (loss)	15,919	(23,761)
Earnings per share:		
Basic	0.19	(0.27)
Diluted	0.17	(0.27)

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

| | For the Twelve Months Ended March 31, | |
	2004	2003
Revenue	1,010,822	958,222
Operating costs and expenses:		
Salaries and benefits	347,634	316,304
Computer, communications and other equipment	267,720	296,607
Data costs	132,593	116,063
Other operating costs and expenses	168,736	179,191
Gains, losses and nonrecurring items, net	855	(5,018)
Total operating costs and expenses	917,538	903,147
Income from operations	93,284	55,075
Other income (expense):		
Interest expense	(19,267)	(21,763)
Other, net	(6,724)	(5,224)
	(25,991)	(26,987)
Earnings before income taxes	67,293	28,088
Income taxes	8,949	6,321
Net earnings	58,344	21,767
Earnings per share:		
Basic	0.68	0.25
Diluted	0.64	0.24

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

	For the Three Months Ended March 31,		For the Twelve Months Ended March 31,	
	2004	2003	2004	2003
Basic earnings per share:				
Numerator - net earnings (loss)	15,919	(23,761)	58,344	21,767
Denominator - weighted-average shares outstanding	85,342	88,258	85,487	88,429
Basic earnings (loss) per share	0.19	(0.27)	0.68	0.25
Diluted earnings per share:				
Numerator:				
Net earnings (loss)	15,919	(23,761)	58,344	21,767
Interest expense on convertible bonds (net of tax benefit)	1,026	-	4,102	-
	16,945	(23,761)	62,446	21,767
Denominator:				
Weighted-average shares outstanding	85,342	88,258	85,487	88,429
Dilutive effect of common stock options and warrants	3,025	-	2,161	2,113
Dilutive effect of convertible debt	9,589	-	9,589	-
	97,956	88,258	97,237	90,542
Diluted earnings (loss) per share	0.17	(0.27)	0.64	0.24

ACXIOM CORPORATION AND SUBSIDIARIES
REVENUES BY SEGMENT
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended March 31,	
	2004	2003
Services	198,298	178,100
Data and Software Products	73,706	43,550
I. T. Management	62,227	61,764
Intercompany eliminations	(56,394)	(43,955)
Total Revenue	277,837	239,459

	For the Twelve Months Ended March 31,	
	2004	2003
Services	749,755	718,872
Data and Software Products	216,241	172,979
I. T. Management	251,463	241,096
Intercompany eliminations	(206,637)	(174,725)
Total Revenue	1,010,822	958,222

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in thousands)

	March 31, 2004	March 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 14,355	$ 5,491
Trade accounts receivable, net	212,387	189,704
Deferred income taxes	14,032	46,056
Refundable income taxes	2,280	2,576
Other current assets	43,272	45,288
Total current assets	286,326	289,115
Property and equipment	521,064	389,168
Less - accumulated depreciation and amortization	253,976	180,862
Property and equipment, net	267,088	208,306
Software, net of accumulated amortization	64,553	63,095
Goodwill	282,971	221,184
Purchased software licenses, net of accumulated amortizatioi	157,217	161,432
Unbilled and notes receivable, excluding current portions	13,030	20,249
Deferred costs, net of accumulated amortization	124,653	108,444
Other assets, net	19,946	21,421
	$ 1,215,784	$ 1,093,246
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term obligations	73,245	29,491
Trade accounts payable	41,527	28,760
Accrued merger, integration and impairment costs	2,881	584
Accrued payroll and related expenses	23,979	14,234
Other accrued expenses	63,411	38,689
Deferred revenue	91,060	59,907
Total current liabilities	296,103	171,665
Long-term obligations:		
Long-term debt and capital leases, net of current installmen	239,327	233,843
Software and data licenses, net of current installments	54,130	55,834
Total long-term obligations	293,457	289,677
Deferred income taxes	39,008	69,348
Commitments and contingencies		
Stockholders' equity:		
Common stock	9,226	9,015
Additional paid-in capital	361,256	333,715
Retained earnings	308,487	253,558
Accumulated other comprehensive loss	2,940	(2,911)
Treasury stock, at cost	(94,693)	(30,821)
Total stockholders' equity	587,216	562,556
	$ 1,215,784	$ 1,093,246

ACXIOM CORPORATION AND SUBSIDIARIES
RECONCILIATION OF FREE CASH FLOW TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	Qtr ended 6/30/2001	Qtr ended 9/30/2001	Qtr ended 12/31/2001	Qtr ended 3/31/2002	Yr ended 3/31/2002
Net cash provided by operating activities	(39,280)	69,300	60,493	60,092	150,605
Proceeds received from disposition of assets	127	-	-	46	173
Capitalized software	(5,935)	(5,464)	(5,832)	(6,890)	(24,121)
Capital expenditures	(8,789)	-	(2,612)	(3,474)	(14,875)
Deferral of costs	(8,690)	(18,012)	(14,077)	(7,352)	(48,131)
Proceeds from sale and leaseback transaction	-	1,964	4,035	-	5,999
Free cash flow	(62,567)	47,788	42,007	42,422	69,650

	Qtr ended 6/30/2002	Qtr ended 9/30/2002	Qtr ended 12/31/2002	Qtr ended 3/31/2003	Yr ended 3/31/2003
Net cash provided by operating activities	60,243	53,446	76,992	63,112	253,793
Proceeds received from disposition of assets	45	155	-	93	293
Capitalized software	(8,652)	(8,958)	(8,726)	(8,237)	(34,573)
Capital expenditures	(1,916)	(3,000)	(5,893)	(2,403)	(13,212)
Deferral of costs	(3,240)	(4,108)	(3,796)	(3,883)	(15,027)
Proceeds from sale and leaseback transaction	-	7,729	-	-	7,729
Free cash flow	46,480	45,264	58,577	48,682	199,003

	Qtr ended 6/30/2003	Qtr ended 9/30/2003	Qtr ended 12/31/2003	Qtr ended 3/31/2004	Yr ended 3/31/2004
Net cash provided by operating activities	48,125	49,909	79,282	82,567	259,883
Proceeds received from disposition of assets	506	192	39	2,046	2,783
Capitalized software	(6,335)	(7,296)	(6,510)	(7,703)	(27,844)
Capital expenditures	(1,588)	(3,036)	(7,637)	(9,917)	(22,178)
Deferral of costs	(6,026)	(4,006)	(5,312)	(9,537)	(24,881)
Free cash flow	34,682	35,763	59,862	57,456	187,763

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended March 31,	
	2004	2003
Cash flows from operating activities:		
Net earnings (loss)	15,919	(23,761)
Non-cash operating activities:		
Depreciation and amortization	42,496	66,548
Loss on disposal or impairment of assets, net	10,948	8,838
Deferred income taxes	(9,781)	(16,903)
Tax benefit of stock options and interest	4,313	6,737
Changes in operating assets and liabilities:		
Accounts receivable	27,981	8,040
Other assets	(4,560)	9,468
Accounts payable and other liabilities	(7,630)	4,810
Merger, integration and impairment costs	2,881	(665)
Net cash provided by operating activities	82,567	63,112
Cash flows from investing activities:		
Proceeds received from the disposition of operations	-	638
Proceeds received from the disposition of assets	2,046	93
Capitalized software	(7,703)	(8,237)
Capital expenditures	(9,917)	(2,403)
Investments in joint ventures and other companies	-	(125)
Deferral of costs	(9,537)	(3,883)
Payments received from investments	159	-
Net cash paid in acquisitions	(55,591)	-
Net cash used by investing activities	(80,543)	(13,917)
Cash flows from financing activities:		
Proceeds from debt	48,698	78,489
Payments of debt	(53,138)	(168,916)
Dividends paid	(3,415)	-
Sale of common stock	10,908	3,708
Acquisition of treasury stock	(8,423)	(23,335)
Net cash used by financing activities	(5,370)	(110,054)
Effect of exchange rate changes on cash	53	(52)
Net increase (decrease) in cash and cash equivalents	(3,293)	(60,911)
Cash and cash equivalents at beginning of period	17,648	66,402
Cash and cash equivalents at end of period	14,355	5,491
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	6,692	8,919
Income taxes	3,886	375
Noncash investing and financing activities:		
Issuance of warrants	2,000	1,317
Enterprise software licenses acquired under long-term obligation	5,500	-
Acquisition of property and equipment under capital lease	20,323	4,494
Construction of assets under construction loan	4,191	-

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Twelve Months Ended March 31,	
	2004	2003
Cash flows from operating activities:		
Net earnings	58,344	21,767
Non-cash operating activities:		
Depreciation and amortization	150,241	154,902
Loss (gain) on disposal or impairment of assets, net	9,940	8,799
Deferred income taxes	6,895	7,020
Tax benefit of stock options and interest	4,313	6,894
Changes in operating assets and liabilities:		
Accounts receivable	25,594	3,999
Other assets	7,434	63,271
Accounts payable and other liabilities	(5,175)	(10,422)
Merger, integration and impairment costs	2,297	(2,437)
Net cash provided by operating activities	259,883	253,793
Cash flows from investing activities:		
Proceeds received from the disposition of operations	7,684	1,089
Proceeds received from the disposition of assets	2,783	293
Payments received from investments	1,678	-
Capitalized software	(27,844)	(34,573)
Capital expenditures	(22,178)	(13,212)
Investments in joint ventures and other companies	(5,000)	(1,177)
Deferral of costs	(24,881)	(15,027)
Proceeds from sale and leaseback transaction	-	7,729
Net cash paid in acquisitions	(55,591)	(14,105)
Net cash used by investing activities	(123,349)	(68,983)
Cash flows from financing activities:		
Proceeds from debt	149,687	161,005
Payments of debt	(231,618)	(337,399)
Dividends paid	(3,415)	-
Sale of common stock	21,892	18,061
Acquisition of treasury stock	(64,470)	(26,734)
Net cash used by financing activities	(127,924)	(185,067)
Effect of exchange rate changes on cash	254	72
Net increase (decrease) in cash and cash equivalents	8,864	(185)
Cash and cash equivalents at beginning of period	5,491	5,676
Cash and cash equivalents at end of period	14,355	5,491
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	20,189	26,347
Income taxes	2,900	(40,045)
Noncash investing and financing activities:		
Notes payable, common stock and warrants issued for acquisitions	-	28,486
Acquisition of land in exchange for debt	2,698	-
Acquisition of data under long-term obligation	18,340	-
Note received in exchange for sale of operations	-	1,326
Issuance of warrants	2,000	1,317
Enterprise software licenses acquired under long-term obligation	16,635	2,828
Acquisition of property and equipment under capital lease	80,518	14,139
Construction of assets under construction loan	11,045	-

ACXIOM CORPORATION

Financial Road Map[1]
(as of May 12, 2004)

The Financial Road Map has been updated to show actual results for fiscal 2004. The target for Fiscal 2005 has been updated and the long-term goals for fiscal 2008 have not changed.

Years Ending March 31,	Actual[2] Fiscal 2003	Actual[3] Fiscal 2004	Target Fiscal 2005	Long-Term Goals Fiscal 2008
U.S. Revenue Growth	10.1%	2.7%	7.0% to 11.0%	7.0% to 10.0% (CAGR)
U.S. Revenue	$903 million	$926 million	$991 to $1,028 million	-
International Revenue Growth	19.3%	51.3%	-	14.0% to 18.0% (CAGR)
International Revenue	$55 million	$85 million	$220 to $261 million	-
U.S. Operating Margin	6.2%	9.8%	11.5% to 12.0%	15.0% to 16.0%
International Operating Margin	(0.8%)	3.1%	8.0% to 11.0%	18.0% to 20.0%
Return on Assets	4.8%	8.2%	10.0% to 12.0%	14.0% to 16.0%
Return on Invested Capital	6.1%	9.4%	12.0% to 14.0%	16.0% to 19.0%
Operating Cash Flow	$254 million	$260 million	$220 to $260 million	$220 to $260 million
Free Cash Flow	$199 million	$188 million	$160 to $180 million	$160 to $180 million
Revolving Credit Line Balance	$29 million	$16 million	Less than $150 million	Less than $200 million
Annual Dividends Per Share	$0.00	0.04[4]	$0.16	$0.20 to $0.24

1 Assumptions and definitions are defined on the following schedule: "Financial Road Map assumptions and definitions"

2 The Fiscal 2003 results include $5.0 million income recorded in gains, losses and nonrecurring items, net and $30.6 million of write-downs related to impairment of software and long-lived assets.

3 The Fiscal 2004 results include $0.9 million expense recorded in gains, losses and nonrecurring items, net and $2.8 million related to a write-down of a third-party software package.

4 Acxiom declared its first quarterly dividend in the fourth quarter of Fiscal 2004.

ACXIOM CORPORATION

Financial Road Map Assumptions and Definitions

Assumptions

1. The effective tax rate is projected to be approximately 38% for future years.

2. Investing activities (including capital expenditures, deferred costs and capitalized software) will be $60 million to $80 million for each of the years presented.

3. Interest rates will remain at approximately the current levels.

4. The Company will utilize all of its tax loss carry forwards and begin to pay U.S. federal and state income taxes during FY06.

5. The Company will pay incentives under its bonus plan of approximately $15 million to $25 million for each of the years beginning in fiscal 2005.

6. The Company will maintain a relatively constant mix of business for each of our three business segments (Services, Data and IT outsourcing).

7. Foreign exchange rates will remain at approximately the current levels.

8. Stock repurchases will be in amounts that yield the highest shareholder return considering all other uses for the available cash.

9. Diluted outstanding shares will increase slightly to reflect the impact of in-the-money options as the stock price increases.

10. Long-term goals are based on the Company's current assessment of opportunities and are subject to change. There are risks associated with obtaining these goals which are explained under forward looking statements in the press release accompanying this Financial Road Map. Acxiom disclaims any obligation to update the information contained in this Financial Road Map.

Definitions

1. **Revenue Growth** is defined as the percentage growth compared to the previous corresponding fiscal year or quarter.

2. **Operating Margin** is defined as the income from operations as a percentage of revenue.

3. **Return on Assets (ROA)** is defined as income from operations divided by average total assets for the trailing four quarters.

4. **Return on Invested Capital (ROIC)** is defined as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] x an 8% implied interest rate on the leases. Average invested capital is defined as the trailing 4 quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases.

5. **Operating Cash Flow** is as shown on the Company's cash flow statement.

6. **Free Cash Flow** is defined as cash flow from operating activities less cash flow from investing activities excluding net cash paid or received for acquisitions and divestitures, joint ventures and investments.

7. **Revolving Credit Line Balance** is defined as actual funds borrowed under the Company's revolving line of credit facility at the end of the fiscal year.

8. **Annual Dividends Per Share** is defined as the sum of the four quarterly dividends for that fiscal year.

ACXIOM CORPORATION

Reconciliation of Non-GAAP Measurements

(Dollars in thousands)

Years Ending March 31,	Actual Fiscal 2003	Actual Fiscal 2004	Target Fiscal 2005			Long-Term Goals Fiscal 2008		
Free Cash Flow								
Net cash provided by operating activities	253,793	259,883	220,000		260,000	220,000		260,000
Proceeds received from disposition of assets	293	2,783	0		0	0		0
Capitalized software	(34,573)	(27,844)	(26,000)		(28,000)	(26,000)		(28,000)
Capital expenditures	(13,212)	(22,178)	(16,000)		(25,000)	(16,000)		(25,000)
Deferral of costs	(15,027)	(24,881)	(18,000)		(27,000)	(18,000)		(27,000)
Proceeds from sale and leaseback transaction	7,729	0	0		0	0		0
Free cash flow	199,003	187,763	160,000	to	180,000	160,000	to	180,000

Free cash flow as defined by the Company, may not be comparable to similarly titled measures reported by other companies. Management of the Company has included free cash flow in this Financial Road Map because although free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, management believes that it provides investors with a useful alternative measure of liquidity by allowing an assessment of the amount of cash available for general corporate and strategic purposes, including debt payments, after funding operating activities and capital expenditures, capitalized software expenses and deferred costs. The above table reconciles free cash flow to cash provided by operating activities, the nearest comparable GAAP measure.

Return on Assets (ROA) and Return on Invested Capital (ROIC)	ROA	ROIC	ROA	ROIC	ROA		ROIC		ROA		ROIC	
Numerator:												
Income from operations	55,075	55,075	93,284	93,284	131,000	155,000	131,000	155,000	221,000	272,000	221,000	272,000
Add implied interest on operating leases (1)		15,170		13,557			16,000	16,000			21,000	21,000
	55,075	70,245	93,284	106,841	131,000	155,000	147,000	171,000	221,000	272,000	242,000	293,000
Denominator:												
Average total assets (2)	1,138,968	1,138,968	1,143,120	1,143,120	1,250,000	1,300,000	1,250,000	1,300,000	1,600,000	1,700,000	1,600,000	1,700,000
Less average cash (3)		(25,141)		(10,129)			(5,000)	(5,000)			(100,000)	(200,000)
Less average non-interest bearing current liabilities (4)		(139,226)		(166,175)			(220,000)	(230,000)			(240,000)	(240,000)
Plus average present value of operating leases (1)		185,222		171,422			201,000	201,000			258,000	258,000
	1,138,968	1,159,823	1,143,120	1,138,238	1,250,000	1,300,000	1,226,000	1,266,000	1,600,000	1,700,000	1,518,000	1,518,000
Return on invested capital	4.8%	6.1%	8.2%	9.4%	10.5% to	11.9%	12.0% to	13.5%	13.8% to	16.0%	15.9% to	19.3%

Notes

1. Average present value of operating leases is the average for the trailing 4 quarter ends of the present value of future payments on operating leases, discounted at 8% which is the assumed implicit interest rate included in the leases. The implied interest added to the numerator is the 8% assumed interest charge on the average quarterly balance [(beginning + Ending) / 2] of the present value of the leases.
2. Average total assets is the average of the GAAP amount for the trailing 4 quarter ends.
3. Average cash is the average of the GAAP amount for the trailing 4 quarter ends.
4. Average non-interest bearing current liabilities is the average for the trailing 4 quarter ends of all current liabilities excluding the current portion of long-term debt.

Return on Invested Capital (ROIC) as defined by the Company, may not be comparable to similarly titled measures reported by other companies. Management of the Company has included ROIC in this Financial Road Map because it measures the capital efficiency of our business. ROIC does not consider whether the business is financed with debt or equity; rather ROIC calculates a return on all capital invested in the business. The above table reconciles ROIC to a ROA calculation using GAAP numbers. The Company uses ROIC in a number of ways, including pricing analysis, capital expenditure evaluation, and merger and acquisition valuation.